November 2, 2007	TSX: QC AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS
FOR THIRD QUARTER 2007 AND DECLARES DIVIDEND

Vancouver, British Columbia – Quest Capital Corp. ('Quest' or the 'Company'), announces its unaudited interim consolidated financial results for the third quarter ended September 30, 2007 (a copy of  the Financial Statements and Management Discussion and Analysis is attached hereto and is also available on SEDAR).

HIGHLIGHTS

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Earnings before income taxes of $7.8 million ($0.05 per share) for the three months ended September 30,  2007 and $27.8 million ($0.19 per share) for the nine months ended September  30, 2007, as compared to earnings before income taxes of $9.1 million ($0.06 per share) and $29.0 million ($0.21 per share) for the comparative periods in 2006; and

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Loans funded during the nine months ended September 30, 2007 totaled $187.5 million, of which the Company funded $157.2 million. Total loans outstanding as at September 30, 2007 of $273.1 million compared to $240.1 million at June 30, 2007, representing a 14% increase for the quarter. Total unfunded loan commitments as of September 30, 2007 were $90.2 million as compared to $25.2 million at June 30, 2007.

Managing Director, A. Murray Sinclair noted:

Given the state of the credit markets, and our cautious stance related thereto, Quest is pleased to report another profitable quarter.  As we are rapidly utilizing our historical tax assets, management has initiated a review of tax planning alternatives.  The results of this strategic planning exercise, and a related public announcement, are anticipated by year end.

Chief Operating Officer, Ken Gordon commented:

Our loan portfolio increased 14% over the previous quarter and more importantly our unfunded loan commitments tripled over the same time frame as we continue to benefit from the strong Canadian economy.  In the real estate lending segment, the principal factor for our success is our commitment to funding quality loans and we are achieving that objective.  To take advantage of this strong demand, the Company is pursing an increase in its revolving line of credit to fund the growth in our loan portfolio.

The Board of Directors has today  approved payment of the next quarterly dividend of $0.025 per share on December 27, 2007 to shareholders of record at the close of business on December 14, 2007. Shareholders should refer to the Company’s website for the tax treatment of these dividends.

About Quest

Quest Capital Corp. is an asset backed lender that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

          QUEST CAPITAL CORP.
 Vancouver:  Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel:  604-689-1428 • Toll Free:  800-318-3094 • Fax: 604-681-4692
 Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624